F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

March 6, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-0405

Attention: H. Christopher Owings, Assistant Director

Dear Sir:

Re: Golden Aria Corp.

Amendment No. 1 to Form SB-2 Registration Statement

File No. 333-130934

Further to your letter dated February 3, 2006, attached please find a red-tagged copy (which includes page numbers) filed with you, by Edgar, of Amendment No. 1 to Form SB-2 Registration Statement, including Exhibits.

The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your February 3, 2006 letter:

General

The technical terminology has been revised, both in the glossary and through the body of the SB-2 to be more easily understood. Only those technical terms referred to in the report are included in the glossary.

Prospectus Cover Page

It is hereby revised as requested.

The last two sentences have been eliminated.

Glossary, page 4

The references to resources and reserves have been eliminated.

The glossary definitions to resources and reserves have been eliminated.

The sentence identified has been removed. Further unnecessary defined terms within the context of the document have been removed.

Prospectus Summary, page 6

The mitigating language has been removed.

Our Business, page 6

It is revised accordingly. Please note that the Company has conducted exploration activities, and this is noted therein.

It is modified accordingly.

It is revised accordingly.

It is expanded accordingly.

The Offering, page 6

A paragraph has been added to reflect how the absence of a public market impacts share liquidity.

Risk Factors, page 7

Risk factor captions have been modified to state the risks in concrete terms, as requested.

Risk factors have been reviewed and any language that appears to mitigate risks has been removed.

Business, page 14

The reference to $0 monthly rent has been removed, and the Business First Formations address is more accurately identified as a registered office and business address.

Business First Formations provides us with our registered office for an annual fee of $75, which represents a fair value for the services provided. This amount does not justify a separate line item in our financial statements.

It is revised accordingly.

Location and Access, page 17

A small-scale map showing the location and access to the property has been provided.

The Location and Access section of the prospectus has been modified accordingly.

History, page 18

The history section has been expanded accordingly.

Why the Property was Chosen, page 20

Information about mines, prospects or companies operating in or near the property has been removed.

Our Proposed Exploration Program, page 20

"Lithologies" have been more clearly explained within the text as "rock types".

Competitive Factors, page 21

The comment has been removed.

The comment has been removed.

Employees and Employment Agreements, page 22

The caption has been changed to only state "Employment Agreements".

Management's Discussion and Analysis, page 23

It is revised accordingly.

As the term "field season" simply refers to the time actually spent in the field completing work, we have omitted the use of this term by replacing it with the term "field program", which is self-explanatory.

The company's year-end is August 31. The minutes attached to the bylaws were incorrect and are hereby resubmitted and have been re-filed.

It is revised accordingly.

Business Experience, page 24

A section has been included to identify the company's procedures for dealing with potential conflicts of interest.

Executive Compensation, page 25

Through his holding company KGE Management Ltd., Dr. Carlson received US$9,933, including $887 for travel expenses for the period from March 1, 2005 to August 31, 2005 pursuant to a consulting agreement dated March 1, 2005, wherein Dr. Carlson was to receive US$2,000 per month. However, payment was made at the rate of CDN$2,000 per month until August 31, 2005, which was accepted by Dr. Carlson in full payment for his services. This amount equalled US$9,046. Thereafter, as of September 1, 2005, the parties agreed to abide by the letter of the contract, which was USD$2,000 per month, plus GST.

At the present time the involvement of Diane Rees (5%) and Chris Bunka (15%) is minor and no salary is assigned. As the Company is in the development stage, the President, Dr. Gerry Carlson, is the only paid employee that is required to carry out the day-to-day activities of the Company. Smyth and Company, Chartered Accountants, is recording the books of account and dealing with the President, auditors and lawyer.

Certain Relationships and Related Transactions, page 28

This section has been expanded accordingly.

Plan of Distribution, page 28

It is revised accordingly.

Comprehensive disclosure has been provided.

Selling Stockholders, page 30

Beneficial owners have been identified.

The last paragraph has been deleted.

Interests of Named Experts and Counsel, page 32

A reference to KGE Management Ltd. has been included.

Financial Statements, page 34

It is revised accordingly.

The financial statements and notes have been updated to November 30, 2005 and are included in this filing.

Up to August 31, 2005, the consulting fee to KGE Management Ltd. included the use of KGE's President's (Dr. Gerry Carlson) office. As of September 1, 2005 an agreement has been entered into with Copper Ridge Explorations Ltd. for the use of office space for USD$500 per month plus GST.

Item 25, Other Expenses of Issuance and Distribution, page 37

The accounting fees were for the services provided for the period ended August 31, 2005 audited financial statements. Even though most of the services were performed after August 31, 2005, they relate to the August 31st period and have to be booked in that period. The legal fee estimate is for all work in getting the SB-2 completed and registered. This includes work that is done up to the date of August 31, 2005 and work to be done after August 31, 2005. Up to August 31, 2005 only $20,208 in fees and services had been incurred and billed. The remainder of the difference is for services that are estimated to be provided after August 31, 2005 up to and including the completion and registration of the SB-2 by the SEC.

Exhibits, page 39

From a conversation with Sylvia Pilkerton (202) 551-3668 of your offices, it is reported that there is no way to remove part of a filing. Only the entire filing can be removed, which is usually not done, but can be done, on a case-by-case basis. Please respond to let us know if you wish to have the entire filing removed and refiled.

Undertakings, page 41

The undertakings have been revised accordingly.

Signatures

The signature of the company's Principal Accounting Officer is hereby included.

If you have any other questions, please do not hesitate to contact the undersigned. Please fax any further comments to the undersigned at (604) 669-5791.

Yours truly,
FRASER and COMPANY

Per: /s/ David K. Fraser

David K. Fraser

DKF/dlm

Attach.